Form 40-F
period 2002-12-31
ALGOMA STEEL INC
filed 2003-05-06
CIK 943945

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

ALGOMA STEEL INC.

(Registrant's name)

Incorporated in the Province of Ontario, Canada

3312

(Primary Standard Industrial

Classification Code Number)

Not Applicable

(I.R.S. Employer Identification Number)

105 West Street

Sault Ste. Marie, Ontario

Canada P6A 7B4

Telephone (705) 945-2700

(Address and telephone number of Registrant's

principal executive office)

CT Corporation System

1633 Broadway

New York, New York 10019

Telephone (212) 664-1666

(Name, address and telephone number of agent for services

in the United States)

Title of Securities                                                      Exchange on which Registered

11% Notes due 2009

 1% Notes due 2030

Common Shares                                                                             TSE

_ _ Annual Information Form                              _X_  Audited Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2003

ALGOMA STEEL INC.

(Registrant)

By:  “Glen Manchester”

Glen Manchester

Vice President Finance and

Chief Financial Officer