Form 40-F/A
period 2003-05-01
ALGOMA STEEL INC
filed 2003-05-20
CIK 943945

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F/A

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

                                                            Title of Securities

                                               Exchange on which Registered

                                                      11% Notes due 2009

                                                       1% Notes due 2030

                                                            Common Shares

                                                 TSE

_X  Annual Information Form        ___  Audited Annual Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual information form to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2003

ALGOMA STEEL INC.

(Registrant)

By:  “Glen Manchester”

Glen Manchester

Vice President – Finance and

Chief Financial Officer