Form 40-F
period 2003-12-31
ALGOMA STEEL INC
filed 2004-05-19
CIK 943945

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003
Commission file number: 0-25870

ALGOMA STEEL INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada	3312	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

105 West Street
Sault Ste. Marie, Ontario
Canada P6A 7B4
Telephone: (705) 945-2351
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue – Team 1
New York, New York 10011
Telephone: (212) 590-9100
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities registered or to be registered pursuant to Section 15(d) of the Act.

11% Notes due 2009
1% Notes due 2030

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,096,797

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORM 40-F
Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(1)	Annual Information Form dated May 3, 2004;

(2)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003;

(3)	Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2003. (Note 23 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that, as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that, while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The Board of Directors has not designated an “audit committee financial expert”, as such term is defined by the applicable rules and regulations of the Securities and Exchange Commission, because the Board of Directors has not determined whether any member of its Board of Directors qualifies as an audit committee financial expert. Following its annual shareholders meeting in May 2004, the Board of Directors intends to determine whether any member of the Board of Directors qualifies as an audit committee financial expert.

Code of Business Conduct and Ethics.

The Corporation is in the process of adopting a new code of business conduct and ethics that will apply to all directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer. Once adopted, the code will be made available on the Corporation’s website.

Principal Accountant Fees and Services.

Ernst & Young LLP has been the auditor of the Corporation since 1990.

Fees billed by Ernst & Young LLP for the years ended December 31, 2003 and 2002 were as follows:

(Cdn.$ millions)	2003	2002

Audit Fees	$.253	$.220
Audit-Related Fees	.195	.179
Tax Fees	-	-
All Other Fees	.002	.020

Total	$.450	$.419

Audit Fees. These audit fees were for professional services rendered for the audits of the Corporation’s consolidated financial statements, review of interim financial statements included in the Corporation’s quarterly reports and services that generally only the independent auditor can reasonably provide such as statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees. These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley advisory services, internal control reviews and audits of the Corporation’s various employee benefit plans.

Tax Fees. Not applicable.

All Other Fees. Fees disclosed in the table above under the item “All Other Fees” were for services with respect to cash flow modeling and an insurance claim.

Pre-Approval Policies and Procedures.

The Corporation’s audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by the independent auditors, but the audit committee reserves the right to delegate its pre-approval responsibilities to one or more of its members in accordance with applicable law.

Off-Balance Sheet Arrangements.

The disclosure provided under the heading “Off Balance Sheet Financing” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations.

The disclosure provided under the heading “Contractual Obligations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

    The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

    The Company has filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

    Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 20, 2004.

By:	“Glen Manchester”
Glen Manchester
Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated May 3, 2004.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003.

99.3	Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2003.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.6	Section 1350 Certification of Chief Executive Officer.

99.7	Section 1350 Certification of Chief Financial Officer.