Form 40-F
period 2004-12-31
ALGOMA STEEL INC
filed 2005-04-06
CIK 943945

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004
Commission file number: 0-25870

ALGOMA STEEL INC.
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	3312 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if Applicable))

105 West Street
Sault Ste. Marie, Ontario
Canada P6A 7B4
Telephone: (705) 945-2351
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue - Team 1
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,117,587

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.2 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(1)	Annual Information Form dated March 24, 2005.

(2)	Annual Report for 2004 which includes:

(a) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and

(b)
Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2004. (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The Board of Directors has determined that no member of its Board of Directors qualifies as an “audit committee financial expert”, as such term is defined by the applicable rules and regulations of the Securities and Exchange Commission. At its annual and special shareholders meeting to be held in May 2005, the Corporation intends to nominate for election to the Board of Directors a person who will qualify as an audit committee financial expert upon being appointed to the audit committee of the Board of Directors.

Code of Business Conduct and Ethics.

The Corporation has adopted a new code of business conduct and ethics that will apply to all directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer. The Corporation is in the process of communicating the new code to its employees. The code will be made available on the Corporation’s website.

Principal Accountant Fees and Services.

Ernst & Young LLP has been the auditor of the Corporation since 1990.

Fees billed by Ernst & Young LLP for the years ended December 31, 2004 and 2003 were as follows:

(Cdn.$ millions)	2004	2003
Audit Fees	$0.272	$0.253
Audit-Related Fees	0.160	0.195
Tax Fees	-	-
All Other Fees	0.085	0.002
Total	$0.517	$0.450

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

Audit-Related Fees. These audit-related fees were for the review of a common share prospectus in 2004 and assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included internal control reviews, audits of the Corporation’s various employee benefit plans, and analysis of various accounting issues.

Tax Fees. Not applicable.

All Other Fees. Fees disclosed in the table above under the item “All Other Fees” were for services with respect to a commodity tax review and an insurance claim.

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

Off-Balance Sheet Arrangements.

The disclosure provided under the heading “Off Balance Sheet Financing” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed as part of Exhibit 99.2 hereto, is incorporated by reference herein.

Tabular Disclosure of Contractual Obligations.

The disclosure provided under the heading “Contractual Obligations” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed as part of Exhibit 99.2 hereto, is incorporated by reference herein.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 23, 2005.

By:	“Glen Manchester”
Glen Manchester
Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form dated March 24, 2005.

99.2	Annual Report for 2004 which includes:

(a) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and
(b) Consolidated Financial Statements and Notes for the fiscal year ended December 31, 2004.

99.3	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.4	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

99.5	Section 1350 Certification of Chief Executive Officer.

99.6	Section 1350 Certification of Chief Financial Officer.