Form 40-F/A
period 2004-12-31
ALGOMA STEEL INC
filed 2005-09-13
CIK 943945

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

11% Notes due 2009

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 40,117,587 at December 31, 2004

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

EXPLANATION FOR AMENDMENT

The Company is filing an amendment to the 40-F filing for the fiscal year ended December 31, 2004. The amendment is for the provision of the consent of the independent accountant (Ernst & Young LLP) for inclusion of their audit report for the year ended December 31, 2004. There were no changes to any of the originally filed documents.

Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any item of Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

UNDERTAKING

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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 40-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: September 13, 2005.

ALGOMA STEEL INC.

By:	/s/ GLEN MANCHESTER
Glen Manchester
Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Consent of Independent Accountants.

99.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.